STAR BULK CARRIERS CORP.
40 Agiou Konstantinou Street
Maroussi, 15124
Athens, Greece
September 23, 2014

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Star Bulk Carriers Corp.
and all other Registrants identified herein

Registration Statement on Form F-3 (File No. 333-197886)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Star Bulk Carriers Corp., a Marshall Islands corporation (the “Issuer”) and certain of the subsidiaries of the Issuer listed on the signature block hereto (the “Subsidiaries” and together with the Issuer, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to September 25, 2014 at 11:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

If you have any questions regarding the foregoing, please contact Robert E. Lustrin (212-480-8421) of Seward & Kissel LLP or Lawrence G. Wee (212-373-3052) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Star Bulk Carriers Corp.
By:	/s/ Simos Spyrou
Name:	Simos Spyrou
Title:	Co-Chief Financial Officer

Star Bulk Management Inc.	Cape Horizon Shipping LLC
Starbulk S.A.	Cape Ocean Maritime LLC
Star Alpha LLC	L.A. Cape Shipping LLC
Star Beta LLC	Grain Shipping LLC
Star Gamma LLC	Glory Supra Shipping LLC
Star Delta LLC	Global Cape Shipping LLC
Star Epsilon LLC	Sky Cape Shipping LLC
Star Zeta LLC	Pacific Cape Shipping LLC
Star Theta LLC	Cape Confidence Shipping LLC
Star Kappa LLC	Cape Runner Shipping LLC
Lamda LLC	Olympia Shiptrade LLC
Star Omicron LLC	Victory Shipping LLC
Star Cosmo LLC	Sea Cape Shipping LLC
Star Ypsilon LLC	Coral Cape Shipping LLC
Star Aurora LLC	Aurelia Shipping LLC
Star Borealis LLC	Pearl Shiptrade LLC
Star Polaris LLC	Rainbow Maritime LLC
Star Big LLC	Sea Diamond Shipping LLC
Star Mega LLC	Majestic Shipping LLC
Star Bulk Manning LLC	Nautical Shipping LLC
Star Challenger I LLC	Mineral Shipping LLC
Star Challenger II LLC	White Sand Shipping LLC
Star Vega LLC	Clearwater Shipping LLC
Star Sirius LLC	Domus Shipping LLC
Star Castle I LLC	Festive Shipping LLC
Star Castle II LLC	Gravity Shipping LLC
Star Ennea LLC	Orion Maritime LLC
Star Cape I LLC	Spring Shipping LLC
Star Cape II LLC	Success Maritime LLC
Star Asia I LLC	Ultra Shipping LLC
Star Asia II LLC	Searay Maritime LLC
Star Axe I LLC	Blooming Navigation LLC
Star Axe II LLC	Oday Marine LLC
Star Seeker LLC	Jasmine Shipping LLC
Star Breezer LLC	Star Synergy LLC
Oceanbulk Shipping LLC	Star Omas LLC
Oceanbulk Carriers LLC	Dioriga Shipping Co.
Premier Voyage LLC	Positive Shipping Company
Oocape I Holdings LLC	International Holdings LLC
KMSRX Holdings LLC	Star Bulk (USA) LLC

By:	/s/ Robert E. Lustrin
Name:	Robert E. Lustrin
Title:	Attorney-in fact

cc:	Lawrence G. Wee, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP
Robert E. Lustrin, Esq., Seward & Kissel LLP